Exhibit 99.1

Bragg’s ORYX Gaming Live in the UK with Novibet

Expanded agreement sees ORYX grow footprint in largest regulated global iGaming market

Toronto, January 24, 2022 - ORYX Gaming, a Bragg Gaming Group company (NASDAQ: BRAG, TSX: BRAG), has expanded its reach in the UK market after going live with Novibet.

Exclusive titles from GAMOMAT and Peter & Sons, as well as games developed by ORYX’s in-house studio can now be accessed by Novibet’s UK customers. Egyptian Magic, the debut title from soon-to-be launched studio Atomic Slot Lab, powered by Bragg, will also be made available to local players.

The launch follows ORYX receiving its UK license in November, enabling it to provide its content to leading brands in the large and established market.

The total addressable market (TAM) for the online casino sector in the UK in 2022 is projected to be approximately US $5.9bn (£4.4bn) according to H2 Gambling Capital, making it the largest regulated iGaming market in the world.

The partnership with Novibet has also seen ORYX’s content made available for Novibet’s players in Greece where the operator holds a leading position; with additional regulated markets set to follow later this year.

Chris Looney, Chief Commercial Officer at Bragg, said: “We are very excited to introduce our content to a new audience in the UK, a market that provides Bragg with great potential and significant growth opportunities.

“Our expanded partnership with Novibet further aligns our player popular content with this leading iGaming operator and we are excited to bolster our collaboration in 2022 by launching in additional markets.”

Yannis Xirotyris, Chief Commercial Officer at Novibet, said: “We are delighted to feature ORYX’s diverse content in the UK and we are confident our customers will enjoy the thrill and entertainment its games offer. In ORYX we have a reliable partner that we can trust will continue to deliver premium games that our customers love to play.”

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a growing global gaming technology and content group and owner of leading B2B companies in the iGaming industry. Since its inception in 2018, Bragg has grown to include operations across Europe, North America and Latin America and is expanding into an international force within the global online gaming market.

Through its wholly-owned subsidiary ORYX Gaming, Bragg delivers proprietary, exclusive and aggregated casino content via its in-house remote games server (RGS) and ORYX Hub distribution platform. ORYX offers a full turnkey iGaming solution, including its Player Account Management (PAM) platform, as well as managed operational and marketing services.

Nevada-based Wild Streak Gaming is Bragg's wholly owned premium US gaming content studio. Wild Streak has a popular portfolio of casino games that are offered across land-based, online and social casino operators in global markets including the U.S. and U.K.

In May 2021, Bragg announced its planned acquisition of Nevada-based Spin Games, B2B gaming technology and content provider currently servicing the U.S. market. Spin holds licenses in key iGaming-regulated U.S. states and supplies Tier 1 operators in the region.

Find out more.

For Bragg Gaming Group, contact:

Yaniv Spielberg

Chief Strategy Officer

Bragg Gaming Group

info@bragg.games

Or

Joseph Jaffoni, Richard Land, James Leahy

JCIR

212-835-8500 or bragg@jcir.com

For Bragg Gaming Group media enquiries or interview requests, contact:

Giles Potter

Chief Marketing Officer

Bragg Gaming Group

press@bragg.games